SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from __________ to __________

Commission file number 0-17156

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:  Merisel, Inc. 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  Merisel, Inc. 127 West 30th Street, New York, NY  10001

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
and Supplemental Schedules

December 31, 2011

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Pages(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011	3

Notes to Financial Statements	4-12

Supplemental Schedules

Schedule of Delinquent Contributions	13

Schedule of Assets (Held at End of Year) as of December 31, 2011	14

Signatures	15

Exhibit Index	16

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520-103-10 of the US Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
Merisel, Inc. 401(k) Retirement Savings Plan
New York, NY

We have audited the accompanying statements of net assets available for benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental  Schedule of Assets (held at end of year)  and Schedule of Delinquent Contributions as of and for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP
New York, New York
June 28, 2012

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments :

Prudential Retirement Insurance group annuity contract:
Pooled separate accounts	$10,618,661	$11,378,410
Guaranteed income fund	6,025,538	5,781,997
Merisel, Inc. common stock	99,598	10,232

Total investments	16,743,797	17,170,639

Receivables:
Participant loans	341,720	462,826

Total assets	17,085,517	17,633,465

Net assets available for benefits	$17,085,517	$17,633,465

See accompanying notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Interest income	$167,095
Net appreciation in fair value of Merisel, Inc. common stock	54,363
Net depreciation in fair value of pooled separate accounts	(199,253)
Total investment income	22,205

Contributions:
Employer	6,425
Participant	980,320
Rollover	29,499
Total contributions and rollovers	1,016,244

Total additions	1,038,449

Deductions from net assets attributed to:

Benefits paid to participants	1,486,602
Deemed distributions	84,335
Administrative expenses and other deductions, net	15,460
Total deductions	1,586,397

Net decrease in plan assets during the year	(547,948)

Net assets available for benefits:
Beginning of year	17,633,465

End of year	$17,085,517

See accompanying notes to financial statements

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

1.      Description of Plan
The following description of the Merisel, Inc. 401(k) Retirement Savings Plan ("Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of Merisel, Inc. the (“Company”) who have 30 days of service and are aged twenty-one years or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Prudential Bank and Trust Company is the trustee while Prudential Retirement Insurance and Annuity Company (collectively “Prudential”) is the custodian and record keeper of the plan.

Contributions
Each year, participants may contribute, through payroll deductions, up to 100 percent of their pretax annual compensation, as defined by the Plan, not to exceed $16,500 for 2011 and 2010.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may match certain of those contributions at the discretion of the Board of Directors. Prior to January 2009, the Company contributed 50 percent of the first 6 percent of compensation that a participant contributued to the plan. In January 2009, the Board of Directors elected to discontinue the Company’s matching contribution. Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law. The extra amount a participant may contribute may not exceed $5,500 in years 2011 and 2010.

Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan.  The investment options, under the Plan’s group annuity contract with Prudential, are comprised of pooled separate accounts, funds held in the insurance company general account reflecting a guaranteed income fund, and Merisel Inc.’s common stock.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, contributions or account balances, as specified by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of service.  A participant vests 25 percent over 4 years and is 100 percent vested after four years of service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 limited to 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear an interest rate equal to 2 percentage points above the prime rate stated in the Wall Street Journal on the day the loan is made.  The interest rates for loans outstanding at December 31, 2011 ranged from 5.25 percent to 10.25 percent.  Principal and interest is paid ratably through payroll deductions.  The repayment terms are five years or less, but a longer repayment may be permitted for a loan used to buy a principal residence. Participant loans are valued at the aggregate of the unpaid principal and accrued and unpaid interest.

On termination of employment, a participant has the option of repaying the loan before it defaults.  If the participant does not repay the loan, it becomes a taxable distribution.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of years.  In service distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2011 and 2010, forfeited nonvested accounts totaled $24,723 and $28,495, respectively.  These accounts may be used to reduce future employer contributions to the Plan and/or to pay administrative expenses.  In 2011 and 2010, employer contributions were reduced by $6,425 and $0 for the year ended December 31, 2011 and 2010, respectively, and administrative expenses were reduced by $0 for both years, from forfeited nonvested accounts.

2.      Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared under the accrual method of accounting.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Recently Adopted Accounting Standards
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009. Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,” (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect, if any, that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on underlying investments values on the last trade date of the Plan year.

The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at contract value, which approximates fair value. The Guaranteed Income Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. The Plan’s investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices.

Risks and Uncertainties
The plan provides for various investment options. Investments are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the accompanying financial statements.

During and subsequent to the year ended December 31, 2011, the on-going credit and liquidity crisis in the United States and throughout the global financial system triggered significant events and substantial volatility in world financial markets and the banking system that have had a significant negative impact on foreign and domestic financial markets. Since the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain prior year amounts were reclassified to conform with current year presentation.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option.  During 2011 and 2010, the Plan paid $4,915 and $5,722, respectively, to Prudential for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. common stock.  The Company, at its discretion, paid the fees of the independent registered public accounting firm.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

3.      Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

4.      Fair Value Measurements

The Plan follows FASB ASC 820 “Fair Value Measurements” which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the investments at fair value, as of December 31, 2011 and 2010. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

Common Stock

Common stock of Merisel, Inc. is valued at the closing price on December 31, 2011 and 2010. As of December 31, 2011 and 2010, the Company has classified its Merisel, Inc. Common Stock as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2011 and 2010.

Guaranteed Income Fund

The Guaranteed Income Fund is valued at Contract value, which approximates fair value, as estimated by Prudential Insurance Company. The Guaranteed Income Fund is classified as Level 2 within the fair value hierarchy because the interest rates that are paid by those stable funds are similar to those that would be obtained in the market.

Pooled Separate Accounts

The plan includes Prudential mutual funds and mutual funds of other registered investment companies.  Mutual funds offered to plan participants produce a daily net asset value, which represents the exit value at the measurement date. Pooled Separate Accounts consists of mutual funds that have quoted market prices and individual funds that do not have a quoted market. Therefore, as a whole, due to these underlying securities, they are classified as Level 2 within the fair value hierarchy.

There were no investments at fair value classified within Level 3 as of December 31, 2011 and 2010.

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Prudential Retirement Insurance group annuity contract:

Balanced funds	$-	$3,178,796	-	$3,178,796
Fixed income fund	-	286,759	-	286,759
Guaranteed income fund	-	6,025,538	-	6,025,538
International stock fund	-	676,986	-	676,986
Large Cap Stock	-	3,344,009		3,344,009
Mid Cap Stock	-	1,746,787	-	1,746,787
Small Cap Stock	-	1,385,324	-	1,385,324
Merisel Common Stock	99,598	-	-	99,598

Total investments at fair value	$99,598	$16,644,199	-	$16,743,797

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Prudential Retirement Insurance group annuity contract:

Balanced funds	$-	$3,337,289	-	$3,337,289
Fixed income fund	-	174,839	-	174,839
Guaranteed income fund	-	5,781,997	-	5,781,997
International stock fund	-	806,751	-	806,751
Large Cap Stock	-	3,408,684		3,408,684
Mid Cap Stock	-	2,076,532	-	2,076,532
Small Cap Stock	-	1,574,315	-	1,574,315
Merisel Common Stock	10,232	-	-	10,232

Total investments at fair value	$10,232	$17,160,407	-	$17,170,639

5.      Investments

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets at December 31, 2011 and 2010:

	2011	2010
Prudential Retirement Insurance group annuity contract accounts:

Guaranteed Income Fund	$6,025,538	$5,781,997
Pooled separate accounts:
Dryden S&P 500 ® Index Fund	1,291,641	1,364,877
Fidelity Advisor Equity Growth Account	1,335,537	1,348,831
Lifetime Balanced Fund	1,026,548	1,118,791
Lifetime Conservative Growth Fund	898,249	933,912
Wells Fargo Advantage Small Cap Value Fund	1,025,648	1,205,537
Mid Cap Growth/Artisan Partners Fund	970,791	1,023,712

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

For the year ended December 31, 2011, the net depreciation in the fair value of investments in pooled separate accounts was $199,253 and the net appreciation of the fair value of the   investment in Merisel, Inc. Common Stock was $54,363.

The investment contracts (Guaranteed Income Fund) earned an average interest rate of approximately 2.50% and 2.75% in the years ended December 31, 2011 and 2010, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 2.50% and 2.75% at December 31, 2011 and 2010, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximate the current market rate, were 2.50% and 2.75% at December 31, 2011 and 2010, respectively, and were determined based upon the performance of the Plan’s general account. The credited interest rates can be changed semi-annually. The guarantee is based on the Prudential’s ability to meet its financial obligations from its general assets. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

6.      Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is tax exempt; therefore, no audits for any tax periods are in progress and there is no related interest or penalties related to uncertain tax positions. The administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

7.      Party-In-Interest Transactions

Certain plan investments are separate accounts managed by Prudential.  Since Prudential is the trustee, custodian, and record keeper, Plan expenses discussed in Note 2 are considered party-in-interest transactions.  Participant loans and Merisel, Inc. common stock are also considered party-in-interest transactions.

8.      Delinquent Participant Contributions

The Company is required to remit the employee deferrals to the Plan at the earliest date that such amounts are able to be reasonably segregated from the Company’s general assets. During the Plan year ended December 31, 2010, employee withholdings from one payroll in the amount of $10,352 were remitted within the 15 day requirement but not at the earliest day that such amounts could be reasonably segregated. This transaction constitutes a prohibited transaction as defined by ERISA and has been fully corrected.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Deliquent Contributions

Year Ended December 31, 2010

(a)	(b)	(c)	(d)
Year	Description	Participant contributions transferred late to plan	Total that constitutes nonexempt prohibited transactions

2010	Employee contributions	$10,352	10,352

* The Company is required to remit the employee deferrals to the Plan at the earliest date that such amounts are able to be reasonably segregated from the Company’s general assets but no later than 15 days. During the Plan year ended December 31, 2010, employee withholdings from one payroll in the amount of $10,352 were remitted within the 15 day requirement but not at the earliest day such amounts could be reasonably segregated. This transaction constitutes a prohibited transaction as defined by ERISA and has been fully corrected.

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
(EIN 95-4172359 Plan 004)
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Item 4i - Form 5500)

December 31, 2011

Identity of issuer or borrower	Description of investment	Cost **	Current value

*Prudential Retirement Insurance
Guaranteed Income Fund	Guaranteed Income Fund		$ 6,025,538
Dryden S&P 500 ® Index Fund	Pooled Separate Account		1,291,641
Fidelity Advisor Equity Growth Account	Pooled Separate Account		1,335,537
Lifetime Aggressive Growth Fund	Pooled Separate Account		616,520
Lifetime Growth Fund	Pooled Separate Account		637,478
Lifetime Balanced Fund	Pooled Separate Account		1,026,548
Lifetime Conservative Growth Fund	Pooled Separate Account		898,249
International Blend/Munder Capital Fund.	Pooled Separate Account		610,604
Mid Cap Value Fund (Wellington Mgmt.)	Pooled Separate Account		625,383
Wells Fargo Advantage Small Cap Value Fund	Pooled Separate Account		1,025,648
AllianceBerstein Growth & Income Fund	Pooled Separate Account		630,763
Mid Cap Growth/Artisan Partners Fund	Pooled Separate Account		970,791
Small Cap Growth/Granahan Fund	Pooled Separate Account		305,915
Thornburg International Value Fund	Pooled Separate Account		66,382
T. Rowe Growth Stock Fund	Pooled Separate Account		56,214
Lord Abbett Small Cap Blend Fund	Pooled Separate Account		34,176
American Century Heritage Account	Pooled Separate Account		38,017
AIM Small Cap Growth Fund	Pooled Separate Account		19,585
Neuberger Berman Partners Trust Class	Pooled Separate Account		41,175
Core Bond Enhanced Index / PIM Fund	Pooled Separate Account		286,759
MSIF Trust U.S. Mid Cap Value Fund	Pooled Separate Account		71,422
Victory Dividend Stock Fund	Pooled Separate Account		29,854
*Merisel, Inc.	Shares of plan sponsor common stock		99,598
Total investments			16,743,797
*Participant loans	Loans to participants with interest rates ranging from 5.25% to 10.25%		341,720

			$17,085,517
*Indicates a party-in-interest to the Plan as defined by ERISA.

** Cost of participant directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2012	Merisel, Inc. 401(k) Retirement Savings Plan
(Name of plan)

	By:	/s/ Victor Cisario
Victor Cisario
Chief Financial Officer

MERISEL, INC.
401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm